EXHIBIT 99.5

INFORMATION CONCERNING MINE SAFETY VIOLATIONS OR OTHER REGULATORY MATTERS REQUIRED BY SECTION 1503(A) OF THE DODD-FRANK WALL STREET REFORM AND CONSUMER PROTECTION ACT, FILED HEREWITH

The following disclosures are provided by Kinross Gold Corporation in accordance with the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) and Item 104 of Regulation S-K.  These provisions require the following disclosures from companies that operate mines regulated under the Federal Mine Safety and Health Act of 1977 (the “Mine Act”) and that are required to file periodic reports under the Securities Exchange Act of 1934, as amended.  The disclosures referenced in the table below identify the number of administrative citations, orders and proposed penalty assessments that were issued to a Kinross U.S. mine by the federal Mine Safety and Health Administration (“MSHA”) during the year ending December 31, 2019. Certain citations, orders and penalty assessments are contested and appealed by the Company in legal actions before the Federal Mine Safety and Health Review Commission (“Review Commission”).  The Review Commission is an independent adjudicative agency that reviews disputes between MSHA and the Company concerning the validity of certain citations and orders (referred to as “Subtitle B” legal actions) and concerning the validity of proposed penalty assessments (referred to as “Subtitle C” legal actions) under the Mine Act.  The table below lists the number of Subtitle B and Subtitle C legal actions initiated, resolved and pending as of December 31, 2019. These disclosure requirements pertain only to the Kinross U.S. mining operations and do not apply to mines operated outside the United States.

Mine or Operating Name /MSHA Identification Number	Section 104 S&S Citations (#)		Section 104(b) Orders (#)	Section 104(d) Citations and Orders (#)	Section 110(b)(2) Violations (#)	Section 107(a) Orders (#)	Total Dollar Value of MSHA Assessments Proposed (#)		Total Number of Mining- Related Fatalities (#)	Received Notice of Pattern of Violations under Section 104(e) (yes/no)	Received Notice of Potential to have Pattern under Section 104(e) (yes/no)	Legal Actions(2) Pending as of Last Day of Period Subtitle B/Subtitle C	Legal Actions Initiated During Period Subtitle B/Subtitle C	Legal Actions Resolved During Period Subtitle B/Subtitle C
Bald Mtn 26-01842	8		1	0	0	0	$20,279		0	No	No	1	1	1
Round Mtn 26-00594	7		0	0	0	0	$15,639		0	No	No	0	0	0
Fort Knox 50-01616	1		0	0	0	0	$1,772		0	No	No	0	0	0
Buckhorn 45-03615	0		0	0	0	0	$0		0	No	No	0	0	0
Kettle River 45-03283	0		0	0	0	0	$0		0	No	No	0	0	0
TOTAL	16	(1)	1	0	0	0	$37,690	(1)	0	No	No	1	1	1

(1)  A number of the citations, alleged violations and proposed penalties issued by MSHA comprising these values are currently being contested.

(2)  Legal action as used above means a single proceeding before the Review Commission addressing one or more citations, orders, penalty assessments or related claims.

Notes:

•                      This sheet includes all assessed and not assessed Significant & Substantial (S&S) citations and orders issued during calendar year 2019.

•                      Total dollar value of MSHA assessments proposed includes all citations/orders assessed during 2019.

•                      Total dollar value of MSHA assessments taken from MSHA.gov.